NO ACT

PO
1-12-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010779

March 17, 2010

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-17-10

Re: Marriott International, Inc.
Incoming letter dated January 12, 2010

Dear Ms. Ising:

This is in response to your letter dated January 12, 2010 concerning the shareholder proposal submitted to Marriott by Stephen Sacks. We also have received a letter from the proponent dated January 19, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Stephen Sacks, Ph.D.

*** FISMA & OMB Memorandum M-07-16 ***

March 17, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Marriott International, Inc.
Incoming letter dated January 12, 2010

The proposal requires the installation, at several test properties, of showerheads that deliver no more than 1.6 gallons per minute of flow, along with mechanical switches that will allow guests to control the level of water flow.

There appears to be some basis for your view that Marriott may exclude the proposal under rule 14a-8(i)(7), as relating to Marriott's ordinary business operations. In our view, although the proposal raises concerns with global warming, the proposal seeks to micromanage the company to such a degree that exclusion of the proposal is appropriate. We note, in particular, that the proposal would require the company to test specific technologies that may be used to reduce energy consumption. Accordingly, we will not recommend enforcement action to the Commission if Marriott omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Rose A. Zukin
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Stephen Sacks, Ph.D.

*** FISMA & OMB Memorandum M-07-16 ***

January 19, 2010

Via Overnight Mail and E-Mail
Office of the Chief Counsel
Division of Corporation Finance
Security and Exchange Commission
Washington, DC 20549

Re: The Marriott International January 12, 2010 request to omit from its statement for its 2010 Annual Meeting a Shareholder Proposal of Stephen Sacks.

Dear Ladies and Gentlemen:

I will discuss the content of the January 12 filing in depth but before doing this I note that Gibson, Dunn and Crutcher write that they "have filed this letter ....no later than (80) calendar days before the Company intends to file its definitive 2010 Proxy Material with the Commission." Marriott International received the proposal on October 22, 2009. Some time ago I ascertained, so that I would be available to present at the annual meeting, that the date for the meeting is May 6, 2010 (last year it was May 1). 80 Calendar days would take it to April 2, April 2 being Good Friday before Easter weekend. I have to ask the question—could a prudent, large corporate entity reasonably intend to file as late as that. Could they intend in about a month to print final materials, notify stockholders in a timely manner of the meeting location and date, and send out, receive back and tabulate proxy materials as well as allow time for Commission review (and possible changes) given the possibility of complex proxy issues being presented and changes required? Clearly, I am submitting my response quickly so if I am the only matter to be resolved they could no doubt file before April 2. In years past if the only matters to be resolved were ones such as appointment of auditors, a later filing would be a reasonable intention. But my question is intent given that there is a hypothetical possibility that various circumstances could arise that would not be resolved before April 2, such as an issue with my proposal. If the Commission believes that such **intent** is not logically possible then I would like to request that the Commission on this basis alone not find in favor of the Marriott request based on their non compliance with rule 14a-8(j).

I will also send a copy of this submission to Marriott International and their lawyers (E-Mail only)

Gibson, Dunn and Crutcher base their request on one rule, 14a-8(i)(7) and divide their discussion into sections A-D. I will address this one rule in aggregate but where possible I will refer to specific sections of their submission.

First a clarification relative to the introduction section (A) of the company's submission: The Company devotes a paragraph to its sustainability efforts. The thousands of "low flow" showerheads mentioned in the introduction and elsewhere in their submission as having been installed by Marriott are showerheads that simply meet the many years old government requirement of 2.5 gallons per minute. All shower heads sold in this time period meet this requirement. These are commonly referred to as "low flow" to differentiate them from what came before the government regulation. I intentionally did not use the words low flow because they are vague. In more recent years various shower heads (as can be seen in a simple Google search) that deliver much lower flow rates, of the order of what I mention in the proposal, have become available. When staying in hotels I have measured flow rates, they do not come close. I am writing this to remove any suggestion that what I am proposing has already been done by the company.

The proposal is not even about showerheads and flow rates. It is about what some would call the most significant social policy issue of our time, global warming. Showers are a major user of hot water in hotels. The issue is the fossil fuels burned to heat water that is not necessary for a good shower and the unnecessary greenhouse gases produced. The proposal makes this clear. This resolution does not just touch this issue, it **focuses** on the issue. The first paragraph in the proposal discussion makes clear that the issue of global warming is what is being addressed. In 500 words I could not go deeper into this subject. The remainder of the proposal provides discussion that would give stockholders opportunity to recommend that the company take an aggressive but reasonable and not vague approach to this social policy issue. In Exchange Act Release No. 40818 (May 21, 1998) as mentioned in the Coach/PETA 2009 proxy issue that was before SEC (to be discussed further) the quoted words from the Exchange Act Release are that a resolution that focuses on "sufficiently significant social policy would not be excludable, because the (proposal) would transcend the day to day business matters and raise policy issues so significant that it would be appropriate for a stockholder vote." This proposal is giving the stockholders a vote on recommending that the company taking a serious look at an aggressive but reasonable and doable approach and policy to address the global warming issue (by placing global warming in the forefront even if it slightly modifies a hotel room).

Gibson, Dunn and Crutcher in several sections discuss the issues of micro-management and ordinary business. Micro-management is a cliché expression that can be overused. When you really see it you know it. I worked for the Federal Government for 36 years. If your boss stands over your desk 10 times a day guiding your work, that is micromanagement. If I gave specifics about how many rooms should have test showerheads or how success should be measured or even what the company should do with the result (from what is said in the proposal they could ignore the results), or how many people should be assigned to the front desk of a hotel, that could be considered micromanagement. Regardless of whether it is perceived that there are minor ordinary business concerns in the proposal, then as previously discussed the significant social policy concerns would transcend such issues.

It is important to understand how the proposal was generated. I worked for several years in the National Highway Traffic Safety Administration in setting safety standards for vehicles. One first identifies a technology that could work (such as a showerhead that gives a good shower) and then specifies its performance characteristics and related factors, leaving details to management. To do anything else is would be vague (such as saying low flow showerheads) and not understandable to the stockholders.

The shareholder proposal submitted to Coach (the ladies handbag company) by PETA (People for the Ethical Treatment of Animals) is relevant. PETA proposed elimination of real fur in ladies handbags. The Commission in its recent August 7, 2009 ruling allowed a vote on this issue. From the fact that this decision is very recent, it could be interpreted that social policy is becoming more important in the Commission's thinking. Fur in handbags was a small aspect of the Coach business as showerheads are a small and I might add marginal cost component of a hotel room. It could be said that what goes into a handbag is ordinary business but the commission agreed that the social policy issue transcends other concerns. The fur aspect was important as a social policy issue to those concerned with animal welfare. A bit of fur in a handbag does not seem to amount to much (unless you are an animal). Similarly a showerhead does not seem to be of importance –unless you look at the amount of heated water that goes through it and is in part wasted. Use of fur in fashion relates to important social policy but it would be reasonable to say that impacts on global warming are in the big picture even more important. As an engineer as I look at a hotel I do not see anything else from the global warming perspective that is as clear cut as a showerhead. In sum the SEC felt in the Coach/PETA case that the social policy issues transcended other concerns.

In section B, Gibson, Dunn and Crutcher suggest that the proposal may be excluded because it relates to the company's customer relations and in particular by surveying guests. This argument does not make sense and may be due to a misreading. A customer relations concern would be something that impacts a broad base of thousands of customers. The survey impact here would be on the few customers that stay in rooms with the test showerheads. Also hotel companies survey customers all the time with questions that in all likelihood would not differ very much from what is likely in the present case. They ask many customers via the internet to rate on a scale of 1 to 10 how they liked the bedding, the bathroom etc. But again if there is an issue it would be transcended by the social policy concern.

In section C, Gibson, Dunn and Crutcher write that the proposal may be excluded because it relates the company's product research development and testing. First some clarification relative to the Gibson, Dunn and Crutchfield discussion is necessary. They write that the proposal is for "specific technology" and "testing a specific type of "low-flow" shower head. Rather the proposal refers to performance that is equal to or better than 1.6 gpm. There are a number of showerheads on the market that meet this performance level. The proposal makes the stockholders aware that the proponent knows of a good one (which in a discussion he identified o the company). The company may identify others that they prefer.

Marriott International is not an R&D company that develops showerheads but undoubtedly they do try out different products. This proposal would give the shareholders the opportunity to recommend to the company that in light of the preeminent problem of global warming they take an aggressive but reasonable approach to addressing the problem by suitably testing a showerhead that could make a difference. If there are any concerns that this is ordinary business this would be transcended by the social policy issue of global warming.

In section D Gibson, Dunn and Crutcher indicate that even if a proposal involves a significant policy issue, the proposal is excludable as relating to ordinary business matters. In the first paragraph they write that the staff has consistently concurred that a proposal may be excluded even if it touches upon a significant ordinary business concern. Previously we presented the 2009 Coach/PETA case where a social policy issue transcends the Coach choice of including animal fur in a handbag. We also quoted the statement that a resolution that focuses on "sufficiently significant social policy issues...generally would not be considered to be excludable , because the (proposal) would transcend the day-to-day business matters and raise issues so significant that it would be appropriate for a shareholder vote." Global warming is perhaps the most significant social policy issue of the day (dealing as social policy does with health and welfare, in this case of the world). Certainly it is one of the top issues of the current administration. While use of animal fur is significant, it could be said that global warming is broadly more significant and because of this the proposal should be looked at even more favorably in its transcending other concerns.

Since Gibson, Dunn and Crutcher bring up social policy, I take it as a given that they accept global warming as mentioned in the proposal as being a social policy issue. They also bring up the matter of a proposal that "touches" on a social policy issue. The proponent believes as previously stated that his proposal focuses on a social policy issue. If Gibson, Dunn and Crutcher believe my proposal only touches on a social policy issue then they as the party putting in a request for its exclusion should have presented an argument for why it just touches the social policy issue. They did not present any argument of this nature. I believe this is an important point to be considered.

There is one other point that I believe should be made. Gibson, Dunn and Crutcher bring up various past proposals and indicate that the staff concurred with such and such. My reading of various proposals indicates that the staff simply writes that the proposal should be included or excluded based on various rules and from this it could be construed that the staff concurs with one side of the argument at least overall. However no further analysis is provided by the staff. It is a leap then to summarize the staff's thinking or to pick out from what is no doubt a long discussion the reason for the staff's conclusion. For example in the first case presented in section D, Newmont Mining, it is a leap to say that "because the proposal clearly requested....it was not necessary for the staff to consider..." This is Gibson, Dunn and Crutcher wording, not staff wording. For this reason I would suggest that reduced credence be given to the details presented by Gibson, Dunn and Crutcher.

Conclusion

For the foregoing reasons, including as discussed timing of the submission from Gibson, Dunn and Crutcher relative to the date of the meeting, the proponent respectively requests that the SEC advise Marriott International that it will take enforcement action if the company fails to include the proponent's proposal in its 2010 Proxy Statement. Please feel free to contact me should you have any questions or require further information. I may be reached at FISMA & OMB Memorandum M-07-16 ***

Very truly yours,



Stephen Sacks

Proponent

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

eising@gibsondunn.com

January 12, 2010

Direct Dial
(202) 955-8287
Fax No.
(202) 530-9631

Client No.
C 58129-00032

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Marriott International, Inc.*
Shareholder Proposal of Stephen Sacks
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Marriott International, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (collectively, the "2010 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from Stephen Sacks (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponent elects to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that, if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states: "Showerheads that deliver no more than 1.6 gallons per minute (gpm) of flow shall be installed in several test properties. A mechanical switch that will allow for full water flow to almost no flow shall also be installed in line with the showerhead. Energy saved, guest reaction and related factors shall be ascertained."

A copy of the Proposal is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(7) because the Proposal relates to the Company's customer relations and the Company's product research, development and testing.

ANALYSIS

A. Introduction

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareholder oversight. The Commission added, "[e]xamples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Company is a worldwide operator and franchisor of hotels and related lodging facilities. The Company operated or franchised 3,178 lodging properties worldwide, with 560,681 rooms as of year-end 2008 inclusive of 27 home and condominium products (2,482 units) for which the Company manages the related owners' associations. The Company prides itself on its sustainability efforts, including its commitment to water, waste and energy reduction. For example, over the last decade the Company's hotels worldwide have installed 400,000 low-flow showerheads and toilets. In addition, the Company has introduced a "green meeting" program where event planners may elect to participate in programs designed to use recyclable products and otherwise reduce the environmental impact of the events. One of the prongs of the Company's environmental strategy involves employee and guest engagement. However, the manner in which the Company chooses to engage its guests and other customers regarding such matters and the means it chooses to address particular environmental concerns both involve complex decisions that take into account many different factors, and thus implicate the Company's ordinary business operations.

B. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Relates To The Company's Customer Relations.

The Proposal asks the Company to install "[s]howerheads that deliver no more than 1.6 gallons per minute (gpm) of flow . . . in several test properties" and that the Company then "ascertain[]" "[e]nergy saved, guest reaction and related factors." The Proposal's focus on implementing and assessing customer reaction to the specific technology requested by the Proponent is further evidenced by the Proposal's supporting statements (including the statement that "[g]uests may welcome what is proposed"). Thus, the Proposal is excludable under Rule 14a-8(i)(7) because it seeks to micro-manage the Company's customer relations by having the Company survey the reaction of guests at the "test properties" where the requested showerheads are installed.

The Staff has consistently concurred with the exclusion under Rule 14a-8(i)(7) of shareholder proposals that seek to micro-manage a company's ordinary business operations, including how companies deal with their customers on a day-to-day basis. For example, in *Wal-Mart Stores, Inc.* (avail. Mar. 27, 2001), the Staff concurred with the exclusion under Rule 14a-8(i)(7) of a shareholder proposal requesting annual "customer meetings" because the proposal related to Wal-Mart's customer relations. Similarly, in *OfficeMax, Inc.* (avail. Apr. 17, 2000), a shareholder proposal requesting that OfficeMax retain an independent consulting firm to measure customer and employee satisfaction was excluded under Rule 14a-8(i)(7) also as related to customer (and employee) relations. *See also WorldCom, Inc.* (avail. Apr. 4, 2002) (concurring with the exclusion of a shareholder proposal requesting disclosures regarding customer billing disputes and the retention of an independent auditor to contact and audit each customer's account because the proposal related to various ordinary business matters, including "customer relations"); *AMERCO* (avail. Jul. 21, 2000) (concurring with the exclusion of a shareholder proposal requesting a "U-Haul Dealer Forum" to, among other things "gain valuable feedback on customer perceptions and problems" because the proposal related to "customer and dealer relations").

The Proposal requests customer satisfaction surveys regarding the showerhead technology that the Proposal asks the Company to implement. In seeking to dictate when the Company interacts with its customers and the subject matter of those interactions, the Proposal is similar to the proposals at issue in *Wal-Mart Stores*, *OfficeMax* and *WorldCom*, which the Staff concurred were excludable under Rule 14a-8(i)(7) as relating to customer relations. Thus, the Proposal may be excluded under Rule 14a-8(i)(7) as relating to the Company's ordinary business matters.

C. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Relates To the Company's Product Research, Development, and Testing.

The Proposal also may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations because it attempts to micro-manage the Company's business with respect to the specific methods the Company uses in conducting research, development, and testing of products that are provided to guests at the Company's properties. As discussed below, the Proposal implicates exactly the type of complex issues that the 1998 Release indicated that are improper subjects for shareholder consideration under Rule 14a-8(i)(7).

The Proposal requests the Company to install and test specific technology—"[s]howerheads that deliver no more than 1.6 gallons per minute (gpm) of flow"—advocated by the Proponent. The Staff consistently has recognized that proposals relating to the complexities of product research, development and testing decisions are incompatible with shareholder action and has permitted their exclusion. For example, in *Burlington Northern Santa Fe Corp.* (avail. Jan. 14, 2004), the proposal urged the board to "embrace testing of the Electronic Train Management System," or in the alternative, a cab signaling system, for its trains. The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(7) because the proposal related to "the development and adaptation of new technology for the company's operations." Similarly, in *E. I. du Pont de Nemours & Co.* (avail. Mar. 8, 1991), a proposal sought to accelerate the elimination of ozone-damaging chlorofluorocarbons and the research of alternatives. The Staff concurred with the exclusion of the proposal as relating to ordinary business because "[i]n the staff's view, the thrust of the proposal appears directed at those questions concerning the timing, research and marketing decisions that involve matters relating to the conduct of the [c]ompany's ordinary business operations." *See also Pfizer Inc.* (avail. Jan. 23, 2006) (excluding a proposal requesting a report on the effects of certain medications as well as information on administering and monitoring the use of the medications because it related to "product research, development and testing"); *Union Pacific Corp.* (avail. Dec. 16, 1996) (excluding a proposal seeking a report on the research and development of a train management and safety system because it related to "the development . . . of new technology");

Chrysler Corp. (avail. Mar. 3, 1988) (excluding a proposal seeking information on the feasibility of developing an electric vehicle for mass production because it related to "determining to engage in product research and development"); *Chrysler Corp.* (avail. Jan. 22, 1986) (concurring with the exclusion of a proposal requesting that the company design, mass produce and market an electric vehicle because it related to "the allocation of funds for corporate research"); *Arizona Public Service Co.* (avail. Feb. 27, 1984) (excluding a proposal seeking a moratorium on certain research because the proposal related to "the amount and location of research and development activities"). Similarly, the Staff has agreed that shareholder proposals that seek to regulate a company's choice of technologies implicate ordinary business matters and therefore are excludable under Rule 14a-8(i)(7). *See, e.g., WPS Resources Corp.* (avail. Feb. 16, 2001) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(i)(7) requesting that the company develop some or all of eight specified plans (including "deploying small-scale cogeneration technologies" to "improve the overall energy efficiency of private and public sector building customers") because the proposal related to "the choice of technologies").

As noted above, over the last decade the Company's hotels worldwide have installed 400,000 low-flow showerheads and toilets. Research regarding the specific type of low-flow showerheads to install, determinations of the Company properties where such showerheads are most appropriate and the testing of different showerhead models are complex matters that "shareholders, as a group, [are] not in a position to make an informed judgment." The Proposal implicates these complex matters because it asks the Company to vote on the Company testing a specific type of low-flow showerhead: "[s]howerheads that deliver no more than 1.6 gallons per minute (gpm) of flow" and that include "[a]n on to mostly off showerhead switch." The Proposal's request for installation and testing of this specific technology in certain of the Company's properties is similar to the proposal in *Burlington Northern Santa Fe Corp.* asking the company to "embrace testing of the Electronic Train Management System," or in the alternative, a cab signaling system, for its trains. Just as the Staff concurred with the exclusion of that proposal under Rule 14a-8(i)(7), we believe that the Proposal is excludable under Rule 14a-8(i)(7) as it seeks to micro-manage the Company's ordinary business operations because it relates to the manner in which the Company conducts product research, development and testing as well as the Company's choice of technologies.

D. Regardless Of Whether The Proposal Involves A Significant Policy Issue, The Proposal Is Excludable As Relating To Ordinary Business Matters.

The precedent set forth above supports our conclusion that the Proposal addresses ordinary business matters and therefore is excludable under Rule 14a-8(i)(7). Consistent with the 1998 Release, the Staff has consistently concurred that a proposal may be excluded in its entirety when it addresses ordinary business matters, even if it also touches upon a significant social policy issue. For example, in *Newmont Mining Corp.* (avail. Feb. 4, 2004), because the proposal clearly requested a report on an aspect of the company's ordinary business operations, it was not necessary for the Staff to consider whether other aspects of the proposal implicated significant policy issues. Likewise, in *General Electric Co.* (avail. Feb. 3, 2005), the Staff concurred that a proposal relating to "the elimination of jobs within the Company and/or the relocation of U.S.-based jobs by the Company to foreign countries" was excludable under Rule 14a-8(i)(7) as relating to "management of the workforce" even though the proposal also related to offshore relocation of jobs. *Compare General Electric Co.* (avail. Feb. 3, 2004) (proposal addressing only the offshore relocation of jobs was not excludable under Rule 14a-8(i)(7)).

The Staff has also concurred that a shareholder proposal addressing a number of issues is excludable when some of the issues implicate a company's ordinary business operations. For example, in *General Electric Co.* (avail. Feb. 10, 2000), the Staff concurred that General Electric could exclude a proposal requesting that it (i) discontinue an accounting technique, (ii) not use funds from the General Electric Pension Trust to determine executive compensation, and (iii) use funds from the trust only as intended. The Staff concurred that the entire proposal was excludable under Rule 14a-8(i)(7) because a portion of the proposal related to ordinary business matters, namely the choice of accounting methods. Similarly, in *Medallion Financial Corp.* (avail. May 11, 2004), in concurring with the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company engage an investment bank to evaluate alternatives to enhance shareholder value, the Staff stated, "[w]e note that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions." Finally, in *Union Pacific Corp.* (avail. Feb. 21, 2007), a proposal requesting information on the company's efforts to minimize financial risk arising from a terrorist attack or other homeland security incidents was found excludable in its entirety as relating to the evaluation of risk, regardless of whether potential terrorism and homeland security raised significant social policy concerns. *See also Fluor Corp.* (avail. Feb. 3, 2005) (proposal requesting a statement regarding the offshore relocation of jobs, previously found by the Staff to constitute a significant social policy, was nonetheless excludable because the proposal also sought information regarding the ordinary business matters of job loss and job elimination as a distinct and separate element); *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (proposal requesting a report to ensure that the company did not purchase goods from suppliers using, among other things, forced labor, convict labor and child labor was excludable in its entirety because the proposal also requested that the report address ordinary business matters).

As discussed above, the Proposal relates to several ordinary business issues, including the Company's customer relations and the Company's product research, development and testing. Thus, under the precedents discussed above, the Proposal is excludable under Rule 14a-8(i)(7) regardless of whether the Proposal also touches upon a significant policy issue.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will not recommend enforcement action if the Company excludes the Proposal from its 2010

Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Bancroft S. Gordon, the Company's Vice President, Senior Counsel & Corporate Secretary, at (301) 380-6601.

Sincerely,



Elizabeth A. Ising

Enclosures

cc: Bancroft S. Gordon, Marriott International, Inc.
Stephen Sacks

100788119_4.DOC

Exhibit A

*** FISMA & OMB Memorandum M-07-16 ***

October 19, 2009

Bancroft S. Gordon, Corporate Secretary
Marriott International Corporate Headquarters
10400 Fernwood Road
Bethesda, MD 20817

Dear Mr. Gordon:

Please find enclosed my stockholder resolution to be voted on at the next annual meeting of Marriott International. In accord with SEC regulations, the resolution and discussion are under 500 words. Also, on the date of this mailing I along with my wife own 100 shares of Marriott International with a market close value over $2500 and we have owned these shares for over one year. In the last year we purchased an additional 50 shares. A letter from Fidelity Investments that is attached will confirm this ownership. We will not buy or sell shares before the annual meeting. I am willing to present the proposal at the next annual meeting in any format you require. If there is any other documentation you need, please do not hesitate to ask.

I would be delighted to receive Board of Director support for this resolution. The resolution deals with test installation in several properties of showerheads with less flow than those currently used along with an on, mostly off mechanical flow switch. In addition to impacting global warming and thereby having societal and environmental benefits, the proposal would lower operating costs and could attract additional business. It is my impression that the SEC is leaning toward not disallowing resolutions that have social and societal benefits. I would be pleased to discuss changes, if necessary, in the proposal that could result in a favorable board of director recommendation or any other matter. My home phone number is [illegible] & OMB Memorandum M-07-16 ***

For publication in your annual meeting announcement my preference is that the resolution be published only in the name of Stephen Sacks (the stock is held jointly with Hinda Sacks) and that the place of residence not be mentioned. However these are preferences, not requirements.

Sincerely yours,



Stephen Sacks

Stockholder Resolution, Stephen Sacks

Resolved: Showerheads that deliver no more than 1.6 gallons per minute (gpm) of flow shall be installed in several test properties. A mechanical switch that will allow for full water flow to almost no flow shall also be installed in line with the showerhead. Energy saved, guest reaction and related factors shall be ascertained.

Discussion: Most scientists and engineers who have studied the data and the technical underpinnings have concluded that global warming is a major problem of our times. Greenhouse gasses resulting from burning fossil fuels used to heat water are a major contributor to global warming. Think how long a stove burner takes to heat a pot of water. Typical showers require much more hot water and consume a significant fraction of the energy used in hotels. Additionally, fossil fuel usage has strategic, balance of payments and environmental implications. Simply reducing water consumption is also a benefit.

The hotel industry has reduced energy consumption. Indeed, saved energy is a cost savings. But has enough been done? Changes made to date have generally been transparent to the guest. Understandably, perhaps because of undue concern with anticipated perceptions of some guests, concerns that may never materialize, there can be hesitancy to taking additional steps. Times have changed. The latest studies of global warming indicate that proactive efforts are required. Guests may welcome what is proposed. Hotel profitability will increase. Well performing maximum 1.6 gpm are on the market. In some fluid mechanics effects are utilized to improve the shower experience.

An on to mostly off flow showerhead switch will significantly contribute to lowered energy consumption. Very inexpensive push button controls that go behind the showerhead are available. With the button pushed to the open side, full flow results. Pushing the other way results in a slight drip that maintains approximate water temperature. The purpose of the switch is to allow the guest to easily reduce water flow to a trickle while lathering. A small diagrammatic instructional card in the room may be necessary, analogous to the one often present regarding towel changes.

A showerhead and button switch as described will cost just a few dollars—installation will take minutes. I have a Ph.D. degree in Mechanical Engineering. I have followed the global warming discussion for years, have worked in the energy field and am aware of pertinent engineering and other trade-offs. What is being proposed is not a total solution, but is one of the simplest and most cost effective contributors to a solution. I urge stockholders to vote in favor of this resolution and provide the impetus for taking a step in the right direction.



October 19, 2009

Stephen Sacks
Hinda F. Sacks

*** FISMA & OMB Memorandum M-07-16 ***

Dear Stephen and Hinda Sacks:

Thank you for contacting Fidelity Investments regarding your Fidelity Joint account ending in

Please let this letter stand as verification that you held 100 shares of MAR continuously in your account from October 1, 2008, up to and including the close of business on October 16, 2009. These shares were purchased September 11, 2007.

On November 5, 2008, you purchased an additional 50 shares of MAR.

As of the close of business on October 16, 2009, neither of the lots has been sold.

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Sincerely,

Thomas King
Client Services

Fidelity Brokerage Services LLC, Member NYSE, SIPC

Our File: W520959-19OCT09